Management’s Discussion and Analysis

SAND Technology Inc.
Management’s Discussion and Analysis

July 31, 2012

Management’s Discussion and Analysis

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and related notes to them for the years ended July 31, 2012 and 2011 of SAND Technology Inc. (“SAND” or “Company”).

Certain statements contained in this discussion are "forward-looking statements" within the meaning of the United States Securities Act of 1934, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "guidance," "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Company on July 31, 2012. For a more detailed discussion of these risks and uncertainties and other business risks, see "Risk factors that may affect future results" below and the Company's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise indicated. SAND reports its audited consolidated financial statements in Canadian dollars and in accordance with generally accepted accounting principles in Canada as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part 1 (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and requires publicly accountable enterprises to apply International Financial Reporting Standards (“IFRS”) effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has commenced reporting on this basis in these financial statements using August 1, 2010 as the transition date (the “Transition Date”).

Management’s Discussion and Analysis

Financial Highlights

The audited Consolidated Financial Statements of the Company for fiscal year 2012 and the Notes thereto are presented in accordance with generally accepted accounting principles in Canada as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part 1 (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and requires publicly accountable enterprises to apply International Financial Reporting Standards (“IFRS”) effective for years beginning on or after January 1, 2011. The financial information presented below is consistent with IFRS except where otherwise stated.

The following financial information is expressed in Canadian dollars and is derived from its consolidated financial statements which have been audited by our independent auditors, Raymond Chabot Grant Thornton L.L.P., for the fiscal years ended July 31, 2012, July 31, 2011. The following financial information should be read in conjunction with Consolidated Financial Statements of the Company and Notes thereto for each of the years ended July 31, 2012 and 2011 of SAND Technology Inc.

	Year Ended July 31,
Results of Operations	2012	2011

Revenue	$2,500,228	$4,633,693
Cost of sales and product support	1,099,741	1,092,995
Gross profit	1,400,487	3,540,698
Operating expenses
Research and development costs, net	1,441,537	1,223,963
Selling, general and administrative	5,308,812	5,607,068
	6,750,349	6,831,031
Operating loss	(5,349,862)	(3,290,333)
Net finance expense	698,068	370,023
Loss from continuing operations	(6,047,930)	(3,660,356)
Gain on sale of discontinued operations	8,571,967	-
Earnings from discontinued operations, net of tax	279,660	1,453,364
Net income (loss) and comprehensive income (loss)	$2,803,697	$(2,206,992)
Basic income (loss) per share	$0.14	$(0.13)
Basic weighted average number of common shares	19,466,896	17,048,978

	As at July 31,
Financial Position	2012	2011	2010
Cash	$811,655	$810,745	$579,270
Working Capital (deficiency)	97,140	(1,248,354)	(982,935)
Total assets	3,212,678	2,215,227	2,117,443
Total liabilities	3,148,647	5,579,561	5,110,046
Shareholders' equity (deficiency)	64,031	(3,364,334)	(2,992,603)

Corporate Profile

SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

Management’s Discussion and Analysis

The Company’s revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

Overview and major events

During the year ended July 31, 2012, the Company undertook a major restructuring of its activities and mission:

1.	It successfully sold its SAP ILM Product Line to Informatica Corporation and realized a gain of $8,571,967;
2.	It successfully negotiated a bridge loan in the amount $1,000,000 which was subsequently reimbursed with the proceeds of the sale of the SAP ILM Product Line;
3.	It further reduced its long-term debt by reimbursing the due to shareholders in the amount of $1,914,837.

The Company’s Board of Directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders. As a result, the Company chose to reduce its sales initiatives and its product development and refocused its activities on a range of associated services, including maintenance, support, training and system implementation consulting to better service its existing client base. Furthermore, the Company reduced its work force eliminating 20 positions, the United Kingdom, the U.S. Australia and Germany in an effort to contain costs.

Quarterly Performance

The following table shows selected consolidated financial information of SAND, for the eight (8) most recently completed quarters. The consolidated financial information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	Year ended July 31, 2012				Year ended July 31, 2011
QUARTERLY RESULTS	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$312,499	$889,143	$698,245	$600,341	$532,540	$780,909	$1,782,713	$1,537,531
Quarter-over-quarter variation	-64.9%	27.3%	16.3%	12.7%	-31.8%	-56.2%	15.9%

Cost of sales and product support	$279,342	$303,687	$266,701	$250,011	330,269	242,957	235,861	283,908
Quarter-over-quarter variation	-8.0%	13.9%	6.7%	-24.3%	35.9%	3.0%	-16.9%

Gross margin	10.6%	65.8%	61.8%	58.4%	38.0%	68.9%	86.8%	81.5%

Total other operating expenses	$1,747,240	$1,891,192	$1,744,031	$2,065,954	1,816,125	1,936,250	1,908,068	1,540,611
Quarter-over-quarter variation	-7.6%	8.4%	-15.6%	13.8%	-6.2%	1.5%	23.9%

Discontinued operations	$369,398	$-	$-	$8,482,229	737,552	32,993	441,305	241,514

Profitability
Net income (loss)	(1,344,685)	(1,305,736)	(1,312,487)	6,766,605	(876,302)	(1,365,305)	80,089	(45,474)
Quarter-over-quarter variation	3.0%	-0.5%	-119.4%	672.2%	-35.8%	-1804.7%	-276.1%
Basic and diluted income (loss) per share	(0.07)	(0.07)	(0.07)	0.35	(0.05)	(0.08)	0.01	(0.00)
Weighted average number of shares outstanding	19,668,636	19,559,303	19,358,636	19,283,636	17,009,173	16,204,842	15,889,620	15,889,620

These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict future performance of the Company.

Management’s Discussion and Analysis

Revenues

The following table provides a summary of the revenue growth for the three-month periods and years ended July 31, 2012 and 2011:

	Three months	Three months
	ended	ended
	July 31,	July 31,
Revenue - Total and Variation	2012	2011
Revenue
Revenue	$312,499	$532,540
Year-over-year variation	-41.3%

	Year ended	Year ended
	July 31,	July 31,
Revenue - Total and Variation	2012	2011
Revenue
Revenue	$2,500,228	$4,633,693
Year-over-year variation	-46.0%

Compared to the three months ended July 31, 2011, there was a decrease in our revenues for the three months ended July 31, 2012 resulting from a decrease in sales efforts following the corporate restructuring and lay-off of employees. The decrease for the year ended July 31, 2012 is attributable to the same reasons mentioned above and because of the completion of a higher amount of sales of high value software licenses in Europe during the first half of Fiscal 2011 than during the first half of Fiscal 2012.

Following the sale of its SAP division in the fall of 2011, the Company discontinued its operations in Australia and now operates in three geographical segments: Canada, the United States and Europe. The following table provides a summary of the changes in revenue by geographical segments for the three-month and years ended July 31, 2012 and 2011:

Management’s Discussion and Analysis

For the quarters ended July 31, 2012 and 2011:

	Canada
	Three months	Three months
	ended	ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$65,121	$124,152
Year-over-year variation	-47.5%

	United States
	Three months	Three months
	ended	ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$45,061	$68,034
Year-over-year variation	-33.8%

	Europe
	Three months	Three months
	ended	ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$202,317	$340,355
Year-over-year variation	-40.6%

In Canada and the United States, sales for the three months ended July 31, 2012 were lower than the comparative previous year’s sales results mostly because of the restructuring and reduced sales initiatives.

In Europe, sales for the three months ended July 31, 2012 were also lower than sales for the same period in 2011 mostly because of the reduced number of software sales as well as a lower amount of sales of support maintenance and services.

Management’s Discussion and Analysis

For the years ended July 31, 2012 and 2011:

	Canada
	Year ended	Year ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$444,587	$434,209
Year-over-year variation	2.4%

	United States
	Year ended	Year ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$282,425	$359,976
Year-over-year variation	-21.5%

	Europe
	Year ended	Year ended
	July 31,	July 31,
Revenue - Segment and Variation	2012	2011
Revenue
Revenue	$1,773,216	$3,839,508
Year-over-year variation	-53.8%

In Canada, sales for the year ended July 31, 2012 were slightly higher because the Company was able to maintain similar levels of maintenance, support and increase its consulting and service revenue. In the United States, sales for the year ended July 31, 2012 were lower than the comparative previous year’s sales due to increased competition and decreased sales opportunities resulting from the continued sluggish North American economy.

In Europe, despite a relatively good third quarter compared to the same period in 2011, sales for the year ended July 31, 2012 were lower than the previous year’s sales results due to the overall decrease in the sales of product licenses and services.

Management’s Discussion and Analysis

Operating Expenses

The following table provides a summary of the operating expenses for the three-month periods and years ended July 31, 2012 and 2011:

	Three months	Three months
	ended	ended
	July 31,	July 31,
Operating Expenses	2012	2011

Cost of sales and product support	$279,342	$330,269
Year-over-year variation	-15.4%
Percentage of revenues	89.4%	62.0%

Research and development costs, net	372,877	321,446
Year-over-year variation	16.0%
Percentage of revenues	119.3%	60.4%

Selling, general and administrative expenses	1,246,545	1,501,580
Year-over-year variation	-17.0%
Percentage of revenues	398.9%	282.0%

	Year ended	Year ended
	July 31,	July 31,
Operating Expenses	2012	2011

Cost of sales and product support	$1,099,741	$1,092,995
Year-over-year variation	0.6%
Percentage of revenues	44.0%	23.6%

Research and development costs, net	1,441,537	1,223,963
Year-over-year variation	17.8%
Percentage of revenues	57.7%	26.4%

Selling, general and administrative expenses	5,308,812	5,607,067
Year-over-year variation	-5.3%
Percentage of revenues	212.3%	121.0%

a)	Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

During the three-month period and year ended July 31, 2012, cost of sales and product support decreased compared to the previous year amounts mostly as a result of the reduced level of activities and the change in the mix of revenues as the Company generated fewer sales of software following the sale of the SAP ILM Product Line in the first quarter.

Management’s Discussion and Analysis

b)	Research and Development

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

During the three-month period and year ended July 31, 2012, net research and development costs increased slightly because the amount of tax credits revenue netted against R&D expenses were lower than in the previous year. Also, the Company only progressively rationalized its workforce following the sale of the SAP Information Lifecycle Management (ILM) Product Line realized in the fall of 2011. During the fourth quarter, the Company announced that it has reduced its workforce eliminating a number of positions in Canada, the United Kingdom, the US and Germany in an effort to contain costs, some of which were in R&D.

c)	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs, promotional activities associated with the selling and marketing of our products and depreciation of capital assets. It excludes foreign exchange gains and losses and interest expense.

During the three months ended July 31, 2012, the Company reduced its level of selling, general and administrative expenses which decreased by more than 17% when compared to the three months ended July 31, 2011. Lower share- based compensation and reduced staffing explain this decrease.

During the year ended July 31, 2012, the decrease in selling, general and administrative expenses was 5% when compared to the year ended July 31, 2011. While selling and administrative expenses remained stable during the first 9 months of the year, as a result of the sale of the SAP ILM Product Line in the first quarter and the restructuring announced in the fourth quarter, the level of expenses started to decrease. The Company anticipates that the benefits of these cost cutting measures will be reflected in the coming year.

Net Income

The following table provides a summary of the net income (loss) for the three-month periods and years ended July 31, 2012, and 2011:

	Three months	Three months
	ended	ended
	July 31,	July 31,
	2012	2011

Net Loss before discontinued operations	$(1,714,083)	$(1,613,854)
Year-over-year variation	6.2%

Gain on sale of discontinued operations	$152,659	$-
Discontinued operations	$216,739	$737,552

Net Loss	(1,344,685)	$(876,302)
Year-over-year variation	53.4%

Management’s Discussion and Analysis

	Year ended	Year ended
	July 31,	July 31,
	2012	2011

Net Loss before discontinued operations	$(6,047,930)	$(3,660,356)
Year-over-year variation	-65.2%

Gain on sale of discontinued operations	$8,571,967	$-
Discontinued operations	$279,660	$1,453,364

Net Income (Loss)	$2,803,697	$(2,206,992)
Year-over-year variation	227.0%

During the three months ended July 31, 2012, net loss was $1,344,685 as compared to a net loss of $876,302 during the three months ended July 31, 2011. Lower income from discontinued operations during the three-month period ended July 31, 2012 and higher financial expenses explain in part the higher loss than the one experienced during the comparable period a year earlier. In the last quarter of the year, the reduction in expenses had helped reduce the operating loss despite lower revenue when compared to the same period a year earlier.

During the year ended July 31, 2012, net loss was $6,047,930 before discontinued operations and the gain on the sale of the Company’s SAP ILM Product Line to Informatica Corporation, on October 4, 2011 of $8,571,967, as compared to net loss before discontinued operations of $3,660,356 during the year ended July 31, 2011. The Company was set to continue its operations at a similar level but the drop in revenue and associated margins as well as higher financial expenses had a negative impact on the loss before discontinued operations.

Net income from discontinued operations were $279,660 for the year ended July 31, 2012 compared to net income of $1,453,364 for the year ended July 31, 2011. As a result of the sale of its SAP ILM product line, the Company recorded a gain of $8,571,967 taking into account the full proceeds from the sale and the transfer of commitments to client previously recorded in deferred revenue, reduced by a small amount of capital assets transferred and legal and personnel expenses incurred. The Company will not have any income taxes to pay on this transaction as it has sufficient income tax loss carryforwards from prior years to offset the gain.

During the year ended July 31, 2012, and mainly originating during the three months ended October 31, 2011, the Company incurred a large foreign exchange loss as a result of its significant holding of US cash and a US receivable from the sale of its SAP ILM Product Line. The results were also negatively affected by the decrease of the Euro which averaged 1.2752 for the year ended July 31, 2012 compared to 1.3666 for the same period in 2011. The net foreign exchange loss for the year ended July 31, 2012 was $368,887 while it was only $72,146 for the same period a year earlier.

Management’s Discussion and Analysis

Exchange Rates

	Year Ended July 31,
	2012	2011

At period end - U.S. dollar	$1.0029	$0.9555
Average for the year - U.S. dollar	1.0080	0.9943

At period end - U.K. pound	1.5707	1.5694
Average for the year - U.K. pound	1.5922	1.5886

At period end - Euro €	1.2331	1.3722
Average for the year - Euro €	1.3329	1.3666

At period end - AUS	1.0536	1.0491
Average for the year - AUS	1.0365	1.0286

Liquidity and Capital Resources

	As at July 31,
Financial Position	2012	2011

Cash	$811,655	$810,745
Working Capital (deficiency)	97,140	(1,248,354)
Total assets	3,212,678	2,215,227
Total liabilities	3,148,647	5,579,561
Shareholders' deficiency	64,031	(3,364,334)

a)	Financial Condition

Total assets

Total assets of $3,212,678 as of July 31, 2012 were 45% higher than the July 31, 2011 total assets of $2,215,227. The increase as at July 31, 2012 compared to July 31, 2011 is mainly attributable to the balance of payment from the sale of the SAP division in the amount of US $800,000 (CDN $790,320). Capital Assets balance of $376,352 as of July 31, 2012 was higher than the July 31, 2011 balance of $81,361 because of the significant purchase of leasehold improvements for the Company’s new head office.

The increase in the total assets as of July 31, 2012 as compared to July 31, 2011 is mainly attributable to the Company’s sale of its SAP ILM Product Line to Informatica Corporation for a consideration of US$8,000,000. After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received proceeds of $ 7,633,024. The outstanding receivable from the transaction is $790,320 is scheduled to be received at the end of the holdback period relating to representations and warranties. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale.

Trade and other receivables as of July 31, 2012 of $476,833 were lower as compared to the balance as of July 31, 2011 of $541,959 because of the reduced level of sales, the timing of sales and collection.

Research and Development tax credits receivable as of July 31, 2012 decreased to $502,514 compared to the balance as of July 31, 2011 of $663,857 due to lower expected tax credits for the year ended July 31, 2012 as a result of the reduction in R&D activities following the sale of the SAP division and the restructuring.

Total liabilities
There was a decrease in trade and other payables as of July 31, 2012 of $99,524 or 13% as compared to July 31, 2011 as result of the reduced level of activities.

Management’s Discussion and Analysis

The Company fully repaid the Due to Shareholders which was $1,914,837 as at July 31, 2011 (short term and long term) from the proceeds of the sale of the SAP ILM Product Line.

Deferred revenues as of July 31, 2012 of $1,352,916 (short term and long term) were lower than the balance of deferred revenues recorded as of July 31, 2011 of $1,875,927 (short term and long term). The decrease is mainly attributable to an amount of $420,047 relating to the SAP ILM Product Line being applied against the gain on sale of the discontinued business. This reduction was offset by the receipt of contractual payments relating to certain service and support agreements during the last quarter. The deferred revenues also decrease because of the services rendered during the year on a long term prepaid contract and because of the timing of the renewal of certain contracts.

Working capital

As of July 31, 2012, there was a working capital surplus of $97,140 as compared to a working capital deficiency of $1,248,354 as of July 31, 2011. Working capital surplus (deficiency) has been calculated as the difference between current assets and current liabilities. The significant improvement in working capital between July 31, 2011 and July 31, 2012 is mainly attributable to the proceeds generated from the sale of the SAP ILM Product Line to Informatica Corporation for a consideration of US $8,000,000 which were used in part for the repayment of debt, borrowings and payables.

b)	Cash Flows

The Cash balance as of July 31, 2012 was $811,655 as compared to a cash balance as of July 31, 2011 of $810,745. The increase from July 31, 2011 to July 31, 2012 is attributable to the Company’s sale of its SAP ILM Product Line to Informatica Corporation for a consideration of US$8,000,000 offset by the use of funds for operations and for the reimbursement of payables and debt.

The significant change is cash are as follows:

	For the year ended July 31,
	2012	2011

Cash flows from (used for) operating activities	$(4,994,066)	$(979,269)
Changes in working capital items	(166,396)	870,085
Cash flows from (used for) investing activities	7,090,962	(57,436)
Cash flows from (used for) financing activities	(1,911,019)	444,434
Effect of exchange rate change on cash	(18,571)	(46,339)
Net increase (decrease in cash)	910	231,475

c)	Long-term debt

As at July 31, 2012, the Company’s long-term debt consisted of the following:

	July 31,	July 31,	August 1,
	2012	2011	2010
Long term debt
Due to shareholders (a)	-	1,914,837	1,874,153
Convertible debentures (b)	834,368	696,961	647,321
Other liabilities (b)	154,264	315,213	342,927
	988,632	2,927,011	2,864,401

a)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual installments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

Management’s Discussion and Analysis

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or
ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,397,894 from the initial proceeds received on the sale of its SAP (ILM) product line. During the year, the Company paid out the remainder of the amount outstanding. The Company received a full release of the associated hypothec.

As at July 31, 2012, no amount was outstanding under the loan agreement. As at July 31, 2011 $1,914,837 including accrued interest of $481,751 was outstanding under the loan agreement.

b)

Convertible debentures consisting of 1,114 Units issued as part of a private placement transaction on April 18, 2008. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of US $900, redeemable at the option of the Company if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at US$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of US$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six (36) months from April 18, 2008 or the bid price of the stock has been above US$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of US$0.45 per share. Before the warrants expired on April 18, 2011, certain holders exercised 780,000 warrants and 334,000 warrants expired. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The redemption value of the convertible debentures on the maturity date, December 31, 2017, is US$1,777,944.

d)	Contractual Commitments

The following table provides a summary of the contractual commitments for the next five years:

2013	$232,993
2014	200,704
2015	200,704
2016	200,704
2017 and thereafter	1,038,464
$1,873,569

Management’s Discussion and Analysis

Subsequent Events

During the year, the Company had to delay the filing of its interim financial report and related management’s discussion and analysis for the interim period ended April 30, 2012 beyond the filing deadline of June 29, 2012 due to the departure of the Chief Financial Officer in early June 2012.

The Company was then advised by the Autorité des Marches Financiers (the “AMF”) that, in accordance with the guidelines set out in Policy Statement 12-203 respecting Cease Trade Orders for Continuous Disclosure Defaults, it had issued a cease trade order that prohibits all trading of the securities of the Company. The cease trade order was lifted by the AMF in October 2012.

Going Concern

The consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

With the exception of the gain in the amount $8,571,967 realized from the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has incurred operating losses in the past years and has accumulated a deficit of $42,130,308 as at July 31, 2012. The Company has also generated negative cash flows from operations. Historically, the Company financed its operating and capital requirements mainly through issuances of debt and equity. The Company’s continuation as a going concern is dependent upon, amongst other things, attaining a satisfactory revenue level, the support of its customers, a return to profitable operations and the generation of cash from operations, the ability to secure new financing arrangements and new capital. These matters are dependent on a number of items outside of the Company’s control. These material uncertainties cast significant doubt regarding the Company’s ability to continue as a going concern.

During the year ended July 31, 2012, the Company addressed some of the uncertainties described above by the following transactions:

1.	It successfully sold its SAP ILM Product Line and realized a gain of $8,571,967;
2.	It reimbursed the due to shareholders in the amount of $1,914,837;
3.

The Company’s board of directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders.

4.

The Company reduced its workforce eliminating 20 positions in Canada, the United Kingdom, the U.S., Australia and Germany in an effort to contain costs. This initiative allows the Company to further preserve capital while maintaining a core team to support the ongoing business;

The Company can give no assurance that it will achieve profitability or be capable of sustaining profitable operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amounts of assets or the amount and classification of liabilities that might result if the Company is unable to continue as a going concern.

Transactions with Related Parties

1)	Arthur G. Ritchie

(a)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on November 31, 2009. The total amount owing under the loan agreement at November 1, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual installments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owing to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

Management’s Discussion and Analysis

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or
ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,329,781 from the initial proceeds received on the sale of its SAP Information Lifecycle Management (ILM) Product Line.

As at July 31, 2012, no amount was outstanding under the loan agreement. As at July 31, 2011 $1,685,411 including accrued interest of $481,751 was outstanding under the loan agreement.

In conjunction with the original loan agreement, the Company also issued 103,061 warrants to the significant shareholder, with each warrant entitling the holder to purchase one Class "A" Common Share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

(b)

The Company, effective November 1, 2009, also signed a consulting agreement and a marketing and sales assistance agreement with the former President and Chief Executive Officer. The consulting agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expires on October 31, 2011. Payments made under the consulting agreement during the three months ended October 31, 2011 amounted to $105,065 (three months ended October 31, 2010 - $93,039) with a balance owing at July 31, 2012 of nil. Payments made under the consulting agreement during the year ended July 31, 2011 amounted to $210,130 with a balance owing at July 31, 2011 of $42,026.

(c)

Under the marketing and sales assistance agreement, the Company and the former President and Chief Executive Officer may identify prospective customers for the Company’s products and agree to designate such prospects as a registered opportunity. The marketing and sales assistance agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The marketing and sales assistance agreement expired on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2012, 2011 or fiscal year 2010.

(d)

The former President and Chief Executive Officer was entitled, under his previous employment contracts, to bonuses based on the gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective November 31, 2009 when he ceased to be the President and Chief Executive Officer. As at July 31, 2012 and July 31, 2011, bonuses payable amounted to nil and $165,386, respectively.

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 11 of the Consolidated Financial statements. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders and a trustee in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. The inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder, such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

Management’s Discussion and Analysis

2)	Thomas M. O’Donnell

(a)

During fiscal year 2011 and fiscal year 2010, we obtained various loans from the Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $341,621 (US$325,000) (2011: $41,728 (US$40,000); 2010: 299,893 (US$285,000)). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The loans bear interest at 10% and are payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893 (US$287,847), including accrued interest of $2,927 (US$2,847), was outstanding on the Promissory Notes. During the year ended July 31, 2011, a private placement was completed which converted the principal value amounting to $341,621 (US$325,000) of the Promissory Notes. As at July 31, 2012, an amount of accrued interest of nil was outstanding (July 31, 2011 - $22,014 (US$23,040)).

3)	Private Placements

In April 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (US$1,002,600) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company until June 2012, representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017 and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of US$0.70 per share. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of US$0.45 per share. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts.

In November 2009, the Company completed a non-brokered private placement where the Company issued 785,715 units for US$0.70 per unit, for total gross proceeds of $587,835 (US$550,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class “A” Common Shares and one warrant to purchase one Class “A” Common Share for an exercise price of US$0.50 per share.

In March 2011, the Company completed a non-brokered private placement where the Company issued 1,071,432 units for US$0.70 per unit, for total gross proceeds of $775,073 (US$750,000) to investors, one of whom is Thomas M. O’Donnell, the Chief Executive Officer of the Company. Each unit consists of two Class “A” Common Shares and one warrant to purchase one Class “A” Common Share for an exercise price of US$0.50 per share.

On September 7, 2011, the Company completed a bridge loan in the amount of $1,000,000 from a group of investors. The bridge loan had a maturity date of November 30, 2011 with interest at 15% and warrants valued at $500,000 at a price of US$0.50 per warrant expiring September 7, 2014. Interest was prepaid from the proceeds of the bridge loan. The bridge loan was repaid in its entirety at the maturity date of November 30, 2011.

Management’s Discussion and Analysis

Key Management Personnel

In addition to the amount due to shareholders as described above, related party transactions that the Company incurs include those with key management personnel which consist of the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-President of Research and Development along with other members of the board of directors. They control 14.2% of the voting shares of the Company.

Key management personnel compensation is comprised of the following for the years ended July 31, 2012 and 2011:

	July 31,	July 31,
	2012	2011
Wages, salaries, bonus and other short-term benefits, including amounts paid through their holding companies	$1,193,253	$799,738
Share-based compensation	185,069	710,034
	$1,378,322	$1,509,772

	July 31,	July 31,	August 1,
	2012	2011	2010
Payable to related parties	$80,000	$-	$-

During the fourth quarter, Senior management including the Chief Executive Officer, the President, the Chief Financial Officer and the Vice-President of Research and Development left the Corporation. The Board of Directors retained the services of a strategic advisor and a financial consultant to assist them in fulfilling the responsibilities normally associated with these positions.

The transactions with related parties occurred in the normal course of business. All outstanding balances with these related parties are to be settled in cash within twelve months of the reporting date.

Outstanding Share Data

We are authorized to issue an unlimited number of Class “A” Common Shares without par value of which 19,506,636 are outstanding as at July 31, 2012. We are also authorized to issue an unlimited number of Class B shares without par value. No class “B” shares have been issued.

The following is a summary of the convertible instruments as at the following dates:

	July 31,	July 31,	August 1,
	2012	2011	2010

Stock options	2,134,083	3,473,583	357,000
Share awards	-	-	302,500
Warrants	2,357,147	1,857,147	1,899,715
Convertible debentures, principal	2,228,000	2,228,000	2,228,000
Convertible debentures, interest	579,280	460,453	282,213
	7,298,510	8,019,183	5,069,428

Management’s Discussion and Analysis

2012 transactions
During the year ended July 31, 2012, the Company issued 390,000 common shares upon the exercise of 390,000 stock options at an exercise price of $0.01 for proceeds of $3,900.

2011 transactions
In February 2011, the Company issued 411,152 common shares to current and former Directors of the Company in settlement of debt in the amount of $143,903 owing to these individuals for past service as Directors.

On March 24, 2011, the Company issued 2,142,864 common shares and 1,071,432 warrants at a price US $0.50 per share to private investors including the Chief Executive Officer as part of a Non-Brokered Private Placement Subscription Agreement for proceeds of $775,073 (US$750,000) as described in Note 14 of the consolidated financial statements.

During the year ended July 31, 2011, the Company issued 60,000 common shares upon the exercise of 60,000 stock options at an exercise price of $0.01 for proceeds of $600. The Company also issued 780,000 common shares upon the exercise of 780,000 warrants relating to the Convertible Debenture offering in April 2008 at an exercise price of USD$0.01 for proceeds of $6,879 (USD$7,800).

Other transactions:

We have also granted rights to purchase a total of 2,357,147 Class “A” Common Shares to holders of share purchase warrants pursuant to the issuance of a private placement on November 6, 2009, representing 785,715 share purchase warrants and the issuance of a private placement on March 17, 2011, representing 1,071,432 share purchase warrants and the completion of a bridge loan on September 7, 2011, representing 500,000 share purchase warrants.

A maximum of 2,228,000 Class “A” Common Shares may be issued upon the conversion of the convertible debenture units issued on April 18, 2008. Also, as at July 31, 2012, 594,133 Class “A” Common Shares are to be issued representing interest on the convertible debenture units.

Share awards

We have granted rights to purchase Class “A” Common Shares to holders of share awards granted on September 30, 2007. The granting of the share awards was conditional upon a period of continued employment service with the Company for 3 years. On September 30, 2010, the share awards issued to certain employees on September 30, 2007 became eligible for issuance following the successful completion of the 3-year employment condition with the Company. At September 30, 2010, as a result of terminations and resignations, there remained 277,500 shares that may be issued under the Share Award Plan. On December 17, 2010, in lieu of issuing common shares for such share awards, the Board of Directors issued 277,500 stock options from the 2010 Stock Incentive Plan.

In total, including the above-noted share awards converted into stock options, we have outstanding stock options, as of July 31, 2012, of 2,134,083 to purchase Class “A” Common Shares, of which 1,689,385 have vested as of July 31, 2012, to holders of stock options pursuant to our stock option plans.

Consolidated Financial Statements

The consolidated financial statements present the Company’s consolidated balance sheets as at July 31, 2012, July 31, 2011 and August 1, 2010, as well as its statements of consolidated comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for the year ended July 31, 2012 and 2011. The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part 1 (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and requires publicly accountable enterprises to apply International Financial Reporting Standards (“IFRS”) effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has commenced reporting on this basis in these financial statements using August 1, 2010 as the transition date (the “Transition Date”). In these financial statements, the term “GAAP” refers to generally accepted accounting principles in Canada before the adoption of IFRS and the term “IFRS” refers to generally accepted accounting principles in Canada after the adoption of IFRS. The consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

Management’s Discussion and Analysis

As these consolidated financial statements represent the Company’s initial reporting year of presentation of its results and financial position under International Financial Reporting Standards (“IFRS”), they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. The policies set out below have been consistently applied to all periods presented unless otherwise noted below.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 24 to the consolidated financial statements.

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis except for financial liabilities defined under IFRS as liabilities measured at fair value through profit and loss (“FVTPL”) which are measured at fair value.

Critical Accounting Estimates, Judgements and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Impairments
At the end of each reporting period the company performs a test of Impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or cash generating unit being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 18 for more information regarding the income tax provisions.

Fair value measurement of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 22 for more information regarding the fair value measurement of financial instruments.

Leases
In applying the classification of leases in IAS 17, Leases, management considers its leases of buildings and equipment as operating leases. In some cases, the lease transaction is not always conclusive, and management uses judgement in determining whether the lease is a finance lease agreement that transfers substantially all the risks and rewards incidental to ownership.

Management’s Discussion and Analysis

Allowance for doubtful accounts and revenue adjustments
Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 22 for more information regarding the allowance for doubtful accounts and the related credit risks.

Research and development tax credits
The Company’s management monitors whether the recognition requirements for research and development tax credit receivable continue to be met. The Company has made estimates of the recoverable amounts but research and development tax credits must be examined and approved by the tax authorities and the amount allowed may differ from the amount recorded.

Share-based payments
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the life of stock options and warrants granted and the time-period of exercise of those stock options and warrants. The model used by the Company is the Black-Scholes valuation model.

Significant Accounting Policies

The preparation of consolidated financial statements in accordance with IFRS requires management to adopt accounting policies and to make certain estimates and assumptions that the Corporation believes are reasonable based upon the information available at the time these decisions are made. Accounting policies and estimates are disclosed in the financial statements for the year ended July 31, 2012. Refer to the audited consolidated financial statements for the year ended July 31, 2012 for discussions on accounting policies that are the most important in assisting, understanding and evaluating the Corporation’s consolidated financial statements.

Changes in Accounting Policies

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after January 1, 2013. The Company’s management have yet to assess the impact of this new standard.

IFRS 9 Financial Instruments (IFRS 9)
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. The Company’s management have yet to assess the impact of this new standard on the Group’s consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Management’s Discussion and Analysis

Consolidation Standards

A package of consolidation standards are effective for annual periods beginning or after 1 January 2013. Information on these new standards is presented below. The Company’s management have yet to assess the impact of these new and revised standards on the Company’s consolidated financial statements

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Capital Management

The Company’s capital management objectives are to ensure the Company’s ability to continue as a going concern and to provide an adequate return to its shareholders through the optimization of the Company’s debt and equity balances. The Company’s capital consists of the total of due to shareholders and convertible debentures, reduced by cash and shareholders’ deficiency. The Company manages its capital structure and makes adjustments to it in the light of its expected business growth and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares or return capital to shareholders or issue new debt or pay down existing debt.

	July 31,	July 31,	July 31,
	2012	2011	2010

Due to shareholders	$-	$1,914,837	$1,874,153
Convertible debentures	834,368	696,961	647,321
Other liabilities	154,264	315,213	342,927
Total Debt	988,632	2,927,011	2,864,401

Less Cash	811,655	810,745	579,270
Net Debt	176,977	2,116,266	2,285,131

Shareholders' equity
Share capital	39,710,565	39,706,665	38,976,108
Contributed surplus	2,483,774	1,863,006	758,302
Deficit	(42,130,308)	(44,934,005)	(42,727,013)
	64,031	(3,364,334)	(2,992,603)
Adjusted Capital	$241,008	$(1,248,068)	$(707,472)

Business Risks and Uncertainties

The risks and uncertainties described below are not the only ones our Company faces. Additional risks not presently known or currently considered insignificant may also impair our business operations in the future. Our business, financial condition and plan of operations could be adversely affected by any of the following risks. Furthermore, the trading price of our common shares could decline due to any of these risks.

Management’s Discussion and Analysis

FINANCIAL RISKS

Financial Risk Management

The objective of the Company’s financial risk management is to minimize its risk exposure against various financial risks, which include interest rate risk, credit risk, currency risk and liquidity risk. The Company does not use derivative financial instruments to minimize such risks.

Interest rate risk

Interest rate risk is the risk that the future cash flows or the fair value of a financial instrument will fluctuate because of changes in market interest rates. The Company’s debt is at fixed rates thereby limiting the exposure to cash flow resulting from interest rate fluctuations. However, changes in interest rates may have an impact on the fair value of the debt. Management assesses the Company’s interest rate risk to be low.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. The Company’s maximum exposure to credit risk is limited to the carrying amount of financial assets recorded at the balance sheet date.

	July 31,	July 31,	July 31,
	2012	2011	2010

Cash	$811,655	$810,745	$579,270
Trade receivables	307,937	541,959	739,144
Other receivables	975,285	-	-
	$2,094,877	$1,352,704	$1,318,414

The Company minimizes its exposure to credit risk by placing its cash with major banks. Management considers these major banks to be at low risks of loss.

The credit risk exposure of the Company’s accounts receivable is mitigated by issuing invoices for software licenses, maintenance and consulting services with short credit terms which are generally net 30 days. Software maintenance contracts are generally fully paid at the inception of the service period. In the normal course of operations, the Company evaluates the financial condition of its customers. Since most of the Company’s customers are relatively large companies in various industries and with a strong history of payment, the allowance for doubtful accounts is nominal. For the year ended July 31, 2012, the Company generated approximately 49% of its revenues from three customers and $84,032 (€68,147) were outstanding from those customers as at July 31, 2012 (for the year ended July 31, 2011, three customers represented 42% of the revenues and $54,104 (€39,429) was outstanding from those three customers as at July 31, 2011). Management assesses the Company’s credit risk to be low.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying expenditures in the currency of the local operation through which funds are generated as a result of local revenue invoicing. However, the Company is still highly exposed to risks from fluctuations in foreign currency rates with respect to the financial statement translation of foreign operations denominated in the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar. The following table details the Company’s sensitivity to a 10% strengthening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar (2010 – 10% strengthening of the U.S. dollar and the Pound Sterling and a 21% strengthening of the Euro) against the Canadian dollar on the net income (loss) of the Company. The sensitivity analysis includes adjustments to foreign currency denominated monetary assets and liabilities and revenues and expenses for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling, the Euro and the Australian Dollar by the same percentages against the Canadian dollar, there would be an equal and opposite impact on the net income (loss) of the Company. For this reason, management assesses the Company’s currency risk to be high.

Management’s Discussion and Analysis

	Year ended July 31, 2012
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net income (loss)
- in Canadian dollars	$137,403	$95,655	$79,373	$17,238

	Year ended July 31, 2011
	U.S. Dollar	U.K. Pound	Euro	Australian
	Impact	Sterling Impact	Impact	Dollar Impact

Net loss
- in Canadian dollars	$12,778	$(315,988)	$34,173	$69,796

As at July 31, 2012 and July 31, 2011, the Company had the following monetary assets and liabilities denominated in foreign currencies included in its consolidated financial statements:

	July 31, 2012		July 31, 2011
	Current	Current	Current	Current
	Assets	Liabilities	Assets	Liabilities

U.S. Dollars	174,072	188,058	331,427	286,848
Pounds Sterling	276,342	41,383	85,706	313,193
Euros	269,421	107,695	401,585	318,572
Australian Dollar	46,444	4,003	282,460	61,844

Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company manages this risk by regularly evaluating its liquid resources to fund its current and long-term obligations in a cost-effective manner.

The Company’s exposure to liquidity risk is mitigated through its continued ability to sell software licenses, services and software maintenance contracts and the prompt collection of accounts receivable. The Company controls its liquidity risk by managing its cash and cash flows using budgets and cash estimates.

The table below summarizes the Company’s financial liabilities and their due dates as at July 31, 2012 and July 31, 2011:

Management’s Discussion and Analysis

	July 31, 2012
	Carrying	Due	Due	Due
	Amount of	within	within	beyond
	Liability	1 year	2 - 5 years	5 years

Trade and other payables (a)	677,098	677,099	-	-
Convertible debentures	1,798,000	-	1,798,000	-
Other financial liabilities	154,264	-	154,264	-

	July 31, 2011
	Carrying	Due	Due	Due
	Amount of	within	within	beyond
	Liability	1 year	2 - 5 years	5 years

Trade and other payables (a)	765,234	765,234	-	-
Due to shareholders (b)	1,914,837	1,425,945	488,892	-
Convertible debentures	1,713,000	-	-	1,713,000
Other financial liabilities	315,213	-	-	315,213

(a)	Excludes sales taxes payable
(b)	Includes contractual interest expense to be paid

As at July 31, 2012, with the exception of the amount due to shareholders, there has been no significant change to the maturities of financial liabilities as compared to the previous year. As such, management assesses the Company’s liquidity risk to be high.

RISKS ASSOCIATED WITH OUR BUSINESS:

We have experienced a history of losses

While we realised a profit following the sale of a division this year, we had not experienced a profitable year since fiscal year 2003, when we had a gain from the sale of a subsidiary. On July 31, 2012 we had a working capital of $97,140 and an accumulated deficit of $42,130,308. In order to become profitable, we will need to generate significant additional revenues to offset our cost of sales, sales and marketing, research and development and selling, general and administrative expenses. We may not achieve or sustain our revenue or profit objectives and our losses may continue or increase in the future in which case you might lose your entire investment. If we are not able to fund our operations through product sales in the immediate future or raise additional financing, we will have to cease operations.

We may not be able to obtain additional financing when needed or on acceptable terms.

There is no assurance that additional financing, when required, will be available or, if it is, whether it will be available on acceptable terms. Our inability to obtain additional financing when required, or the terms on which it may be available, could have a material adverse effect on our business and require us to suspend or cease our operations. If we are required to cease our operations, you could lose your entire investment.

We have incurred substantial debt which could affect our ability to obtain additional funds and may increase our vulnerability to economic and/or business downturns.

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement and received gross proceeds of $1,009,819 (U.S.$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the common share has been above $1.50 for 60 consecutive trading days, and convertible at the option of the holder into class “A” Common Shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (warrant share) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is either thirty six (36) months from April 18, 2008 or the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. Before the warrants expired on April 18, 2011, certain holders exercised 780,000 warrants and 334,000 warrants expired. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

Management’s Discussion and Analysis

As a result, we are subject to the risks associated with substantial indebtedness, including:

- it may be more difficult and expensive to obtain additional funds through financing, if available at all;

- we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

- if we default under any of our existing indebtedness or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

If we default under our financing agreements, we may have to forfeit our rights to our assets.

We have pledged all of our assets, including the assets of our subsidiaries, as security to holders of our convertible debentures. A default under the financing agreement concluded with holders of our convertible debentures, if not waived or cured, would permit the holders of the convertible debentures to foreclose on the collateral and we could lose all our rights in the collateral, which would have a materially adverse effect on our business. As a result, we could have to suspend or cease our operations and you could lose your entire investment.

We are highly dependent on certain key employees.

We rely on key employees for providing services and for continued business development. We have employment agreements which contain non-competition and non-solicitation provisions with certain key employees. Our business could be materially adversely affected if a number of key employees were to leave us and if we were unable to enforce the non-competition and non-solicitation agreements or to attract and retain qualified replacements.

If we cannot deliver the features and functionality our customers demand, we will be unable to attract customers, and that will result in a loss of income and eventually a termination of our operations.

As a provider of business intelligence management information technology, our future success depends largely upon our ability to determine the features, and functionality our customers demand and to design and implement products that meet their needs in a cost efficient manner. Although we have often been a leader in introducing new products and technologies, maintaining that leadership while responding to downward pressures on price is an ongoing challenge. We cannot assure that we will be able to successfully determine customer requirements or that our current or future products and services will adequately satisfy customer demands. If we cannot meet our customers' demands, we will not generate revenues from this business and we may have to cease or suspend key operations.

Our business depends on the protection of its intellectual property and proprietary information.

We rely on a combination of trade secrets, confidentiality procedures, contractual provisions and patent laws to protect our proprietary rights in our products and technology. These measures may not be adequate to protect our trade secrets and proprietary technology. As a result, unauthorized third parties may copy or otherwise obtain and use our products or technology. To enforce and defend our intellectual property rights and our proprietary rights, we may have to engage in litigation, either domestically or in other countries, and we could face substantial costs and diversion of resources, including management’s attention, regardless of the outcome of that litigation. Our attempts to enforce our intellectual property rights may not be successful, may result in royalties that are less than the cost of such enforcement efforts or may result in the loss of the intellectual property altogether. Furthermore, we may not have adequate funds available to prosecute actions to protect or defend our proprietary rights, in which case those using our proprietary rights may continue to do so in the future. Even if we succeeded in protecting our intellectual property, others may independently develop similar technologies or products that do not infringe on our intellectual property.

Management’s Discussion and Analysis

Third parties may claim that our current or future products or services infringe their proprietary rights or assert other claims against us.

Any claims filed against us alleging that we infringe third-party proprietary rights could result in significant expenses or restrictions on our ability to provide our products and services. As the number of entrants into our market increases, the possibility of an intellectual property or other claim against us grows. Any intellectual property or other claim, with or without merit, would be time-consuming and expensive to litigate or settle and could divert management’s attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. As a result, our business and operating results could be materially adversely affected. No such claims have been filed against us at this time.

Competitive conditions could materially adversely affect our businesses.

The markets in which we do, and intend to do business are highly competitive. Our ability to execute our business strategy depends, in part, upon our ability to develop and commercialize efficient and effective products based on our technologies. We compete against established companies as well as numerous independently owned small businesses. Many of our competitors are capable of developing products based on similar technology, have developed and are capable of continuing to develop products based on other technologies, which are or may be competitive with our products and technologies. In all market segments in which we operate, there are many competitors, some of which are significantly larger, and some of which have access to much more important resources or capital than us, or have better reputations among potential customers in the delivery of particular services or products. Our competitors may succeed in developing competing products and technologies that are more effective than our products and technologies, which may render our existing and new products or technology uncompetitive, uneconomical or obsolete.

We may be exposed to liability claims if products based on our technologies are marketed and sold.

We have general liability insurance coverage for $5,000,000. However, if a judgment is rendered against us in excess of the amount of our coverage, we may have to cease operations. If we are sued for any reason, we will have to rely on our liability insurance to pay any judgment rendered against us. Although we maintain a general liability insurance of $5,000,000, we cannot provide any assurance that:

- our insurance will provide adequate coverage against potential liabilities if a product or a service that we provide causes harm or fails to perform as promised;

- adequate liability insurance will continue to be available in the future; or

- our insurance can be maintained on acceptable terms.

The obligation to pay any liability claim in excess of whatever insurance we are able to obtain would increase our expenses and could greatly reduce our assets or cause us to cease operations. If a judgment is rendered against us for any amount over our coverage of $5,000,000, we may have to cease operations.

Management’s Discussion and Analysis

Fluctuations in the value of foreign currencies could result in decreased revenues and increased operating expenses.

While our functional currency is the Canadian dollar and we report our results in Canadian dollars, we have revenues and operating expenses outside of Canada. Fluctuations in the value of the Canadian dollar are difficult to predict and can cause us to incur currency exchange costs. Although, we cannot predict the effect of exchange rate fluctuations on our future operating results, any material changes could cause our operating results to be materially adversely affected.

Our existing shareholders can exercise effective control over us.

As at November 28, 2012, to the knowledge of the Company, our major shareholders own approximately 47.8% of our Class “A” Common Shares. Arthur G. Ritchie our former Chairman of the Board beneficially owns approximately 17.8% of SAND’s Class “A” Common Shares. Thomas O’Donnell, former Chief Executive Officer of SAND and a director of SAND, beneficially owns approximately 8.7% of SAND’s Class “A” Common Shares. Carol Shattner, the wife of the late Jerome Shattner (Jerome Shattner was the late Executive Vice President of the Company), beneficially owns 5.2% of our Class “A” Common Shares. Two other shareholders, Irwin Zalcberg and Carol Fiala beneficially own approximately 10.3% and 5.8% of SAND’s Class “A” respectively. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could also have the effect of delaying or preventing a change in control of SAND.

Our ability to issue Class “B” Shares could make it more difficult for a third party to acquire us to the detriment of holders of Class “A” Common Shares.

Our articles of incorporation provide for an unlimited number of Class “B” Shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class “B” Shares. However, the voting rights of a Class “B” Share cannot exceed those of a Class “A” Common Share. Class “B” shareholders who possess these rights could make it more difficult for a third party to acquire our Company.

RISKS ASSOCIATED WITH OUR COMMON STOCK:

The market of our common stock is limited.

The market for our common stock being limited, you may not be able to resell your shares of common stock. There is currently only a limited trading market for our common stock. Our common stock trades on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol “SNDTF”. Trading volume of OTC Bulletin Board stocks has been historically lower and more volatile than stocks traded on an exchange. As a result, you may not be able to resell your securities in open market transactions.

There are a large number of outstanding stock options and warrants issued that if exercised may be available for future sale and the sale of these shares may depress the market price of our common stock.

As of November 28, 2012, 20,209,076 shares of our common stock were outstanding and 5,738,382 shares are issuable upon conversion or exercise of our outstanding Convertible Debentures, warrants and stock options. The entry of this substantial number of shares into the public market, or the mere expectation of the entry of those shares into the market could adversely affect the market price of our common shares and could impair our ability to obtain capital through securities offerings.

Our common shares are subject to penny stock rules which restrict the liquidity of your investment.

Our common stock is now and may continue to be in the future subject to the penny stock rules under the Securities Exchange Act of 1934, as amended. These rules regulate broker/dealer practices for transactions in “penny stocks”. Penny stocks are generally equity securities with a price of less than $5.00. The penny stock rules require broker/dealers to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker/dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker/dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These additional penny stock disclosure requirements are burdensome and may reduce the trading activity in the market for our common stock. As long as the common stock is subject to the penny stock rules, holders of our common stock may find it more difficult to sell their securities.

Management’s Discussion and Analysis

Our operating results have and may continue to vary from quarter to quarter, and as a result, we may fail to meet the expectations of our investors and analysts, which may cause our stock price to fluctuate or decline.

As a software vendor, our contract flow is sometimes unpredictable, and to the extent that we do not generate new business upon completion of existing contracts, our revenue will decline. Due to these factors, our revenue and operating results may fluctuate from quarter to quarter. Due to these risks, you should not rely on period-to-period comparisons of our results of operations as an indication of future performance.

Ineffective internal controls could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Our internal controls over financial reporting may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can only provide reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including the failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our financial reporting obligations, which could cause investors to lose confidence in our reported financial information and have a material adverse effect on our stock price.

Outlook

SAND has made a number of operational changes designed to change the way we conduct the business. In the last few years we have seen a number of new vendors enter the space and SAND was not ready from a sales and marketing perspective to compete effectively with them. Our technology has been at the forefront of the market for years but the market was not mature. While SAND’s products are proven for advanced analytics and support extreme data mining, ad hoc analysis and on-line analytic processing, following the sale of its SAP ILM Product Line, the Company’s Board of Directors and management team initiated a review of the business, including consideration of all available strategic options, with the objective of maximizing value for shareholders.

The Company will continue to strategically pursue its research and development efforts in areas that are key to responding to current changing technology.

The Company will focus on controlling expenses by being cost-conscious.

Off Balance-Sheet Arrangements

Other than the amounts due under operating leases described above, the Company does not have any off balance-sheet arrangements.

Legal proceedings

The Company is party to claims and lawsuits in the normal course of business, which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position, and accordingly, no amounts have been recorded as at July 31, 2012.

Management’s Discussion and Analysis

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management including a Director performing the functions similar to those performed by the Chief Executive Officer (“CEO”) and a another Director performing the functions similar to those performed by the Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934 and under Regulation 52-109 of the Quebec Securities Act. Based upon and as of the date of that evaluation our Directors performing the functions similar to those performed by the CEO and the CFO concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Disclosure controls and procedures cannot provide absolute assurance of achieving financial reporting objectives because of their inherent limitations. Disclosure controls and procedures is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Disclosure controls and procedures also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by disclosure controls and procedures. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act and under Regulation 52-109 of the Quebec Securities Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of July 31, 2012, using the criteria set forth by the Committee of Sponsoring Organizations (“COSO”). A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Based on its evaluation under the framework in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations (COSO), our management concluded that the Company's disclosure controls and procedures were effective as of July 31, 2012.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the Company evaluation of these controls as of the end of the period covered by this report that could have significantly affected those controls, including any correction action with regard to significant deficiencies and material weakness.

Management’s Discussion and Analysis

Additional Information

Additional information about SAND may be obtained from the website of the Company at www.sand.com or on SEDAR at www.sedar.com

As of November 28, 2012, a total of 20,209,076 common shares were issued and outstanding, as well as a total of 1,109,668 stock options.